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                             April 5, 2024

       James Cleary
       Executive Vice President and Chief Financial Officer
       Cencora, Inc.
       1 West First Avenue
       Conshohocken, PA 19428

                                                        Re: Cencora, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 001-16671

       Dear James Cleary:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Fiscal Year Ended September 30, 2023 compared to the Fiscal Year Ended September 30, 2022, page 31

   1. So investors have a better understanding of the relative impact of each of the factors listed, please quantify
all material individual factors cited. For example, you disclose without quantification
that revenue in International Healthcare Solutions increased from the prior fiscal year
due to increased sales at Alliance Healthcare, increased revenue from
                                                        [y]our
less-than-wholly-owned Brazil full-line distribution business, incremental revenue from [y]our January
2023 acquisition of PharmaLex, and increased sales at [y]our
                                                        Canadian business, and
these increases were offset in part due to the June 2022 divestiture of [y]our Brazil
specialty business. You also disclose [y]our European distribution business' revenue in
the current fiscal year was negatively impacted by unfavorable foreign currency
exchange rates in comparison to the prior fiscal year without quantification. Refer
to Item 303(b) of Regulation S-K and section III.D of Release No.
 James Cleary
Cencora, Inc.
April 5, 2024
Page 2
         33-6835 for guidance.
Liquidity and Capital Resources
Cash Flows, page 38

2. The reported amount of net cash provided by operating activities increased $1.2 billion, or approximately 45%, in fiscal 2023 compared to fiscal 2022. Please provide an analysis of the reason(s) for this variance. Refer to item 303(b) regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance regarding the content of the analysis. For example, when preparing the discussion and analysis of operating cash flows, address material changes in the underlying drivers (e.g., cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale) rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.
Notes to Consolidated Financial Statements
Note 2. Acquisitions and Equity Method Investment
PharmaLex Acquisition, page 59

3. In several areas in MD&A you disclose the acquisition of Pharmalex impacted your results. Regarding this acquisition, please tell us of your consideration of providing the disclosures required by ASC 805-10-50-2(h) as well as 2(f).
Note 15. Business Segment Information, page 78

4. Please disclose total assets for each of your reportable segments pursuant to ASC 280-10-
         50-2.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameJames Cleary                                  Sincerely,
Comapany NameCencora, Inc.
                                                                Division of
Corporation Finance
April 5, 2024 Page 2                                            Office of Trade
& Services
FirstName LastName